EXHIBIT 14.1

UAMY Company Charters and Policies

Code of Ethics Policy

Purpose

Our code of ethics aims to give our employees guidelines on our business ethics and stance on various controversial matters. We trust you to use your better judgment, but we want to provide you with a concrete guide you can fall back on if you’re unsure about how you should act (e.g. in cases of conflict of interest). We will also use this policy to outline the consequences of violating our code of ethics.

Scope

This policy applies to everyone we employ or have business relations with. This includes individual people such as directors, officers, employees, interns, volunteers, and also business entities, such as vendors, enterprise customers or venture capital companies.

Waivers

Any waiver of this code for Executive Officers or Directors may be made only by members of the Board or a Board Committee. If the Board or a Board Committee grants a waiver of the code for an Executive Officer or Director, the waiver must be promptly and publicly disclosed in accordance with applicable laws and regulations.

Policy elements

What is meant by code of ethics?

First, let’s define professional ethics: they are a set of principles that guide the behavior of people in a business context. They are essential to maintaining the legality of business and a healthy workplace.

So what is a code of ethics? Our code of ethics definition refers to the standards that apply to a specific setting – in this case, our own organization.

What is the purpose of a professional code of ethics?

Having our business ethics in writing doesn’t mean that we don’t trust our employees. We strive to hire ethical people who have their own personal standards, so we expect that a written code won’t be necessary most of the time.

But, it can still be helpful. You may find yourself in a situation where you’re not sure how you should act. Life is full of grey areas where right and wrong aren’t so apparent. Some professional ethics also correspond to laws that you absolutely must know to do your job properly, so we will mention them in our code of ethics.

Additionally, every organization makes bad hires every once in a while. We also can’t predict how people are going to behave. When an employee behaves, or intents to behave, in a way that’s against our professional ethics, or applicable laws, we will have clear guidelines on what disciplinary actions we will consider.

If you have any questions, please talk with your supervisor. If you experience unethical behavior, please talk with your supervisor or you can email our third-party fraud hotline using the Company ID USAC at www.fraudhl.com or call the fraud hotline at 1-855-FRAUDHL.

For these reasons, we advise you to read this document carefully and consult with your supervisor, if you have doubts or questions.

The components of our code of professional ethics:

We base our code of ethics on common principles of ethics:

Respect for others. Treat people as you want to be treated.

Integrity and honesty. Tell the truth and avoid any wrongdoing to the best of your ability.

Justice. Make sure you’re objective and fair with customers, suppliers, competitors and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Lawfulness. Know and follow the law – always.

Competence and accountability. Work hard and be responsible for your work.

Teamwork. Collaborate and ask for help.

Consequences of policy violation

Each case will be evaluated individually by the appropriate party or parties, which could include an unrelated third-party, and disciplinary actions can be taken in any case up to and including dismissal.